9/4/5



02007838

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 30083

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BUTLER, WICK & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

City Centre One, Suite 700
(No. and Street)

Youngstown	OH	44503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Cavalier — 330-744-4351
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name — *if individual, state last, first, middle name*)

5900 Landerbrook Drive, Suite 205	Cleveland,	OH	44124-4043
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas J. Cavalier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler, Wick & Co., Inc., as of December 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS ($523.94 Credit; $524,849.46 Debit)



Signature

President

Title



Notary Public

BETTE ESPOSITO, Notary Public
State of Ohio
My Commission Expires April 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENTS
December 31, 2001 and 2000

Filed Pursuant to 17a-5(e)(3) as a Public Document

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS



CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Butler, Wick & Co., Inc.
Youngstown, Ohio

We have audited the accompanying statement of financial condition of Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp., as of December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit. The financial condition of Butler, Wick & Co., Inc. as of December 31, 2000 was audited by other auditors whose report dated January 23, 2001 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
January 29, 2002

BUTLER, WICK & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 634,968	$ 79,965
Deposits with clearing organizations	500,000	450,000
Receivable from customers	22,241,239	33,853,661
Receivable from brokers and dealers	1,083,428	118,398
Receivable from related parties	457,584	259,327
Securities owned - marketable	5,785,231	1,361,032
Furniture, equipment and leasehold improvements - net	1,065,063	1,282,445
Deferred income taxes	578,450	614,758
Other assets	547,012	566,106
Total assets	$ 32,892,975	$ 38,585,692
LIABILITIES		
Short-term borrowings	$ 1,340,000	$ 8,000,000
Payable to customers	10,345,304	12,980,413
Payable to brokers and dealers	7,640,458	4,353,989
Securities sold, not yet purchased	1,198,423	-
Payable to related parties	-	34,324
Accrued compensation and profit-sharing contribution	1,093,407	1,516,916
Accounts payable, accrued expenses and other liabilities	582,707	881,001
Total liabilities	22,200,299	27,766,643
STOCKHOLDER'S EQUITY		
Common stock, no par value, 75,000 shares authorized, 1,030 shares issued and outstanding	1,856,069	1,856,069
Additional paid-in capital	1,836,241	1,926,413
Retained earnings	7,000,366	7,036,567
Total stockholder's equity	10,692,676	10,819,049
Total liabilities and stockholder's equity	$ 32,892,975	$ 38,585,692

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Butler , Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp. (the "Parent") , is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers ("NASD"). The Company primarily operates in northeastern Ohio and western Pennsylvania.

The Parent is a wholly-owned subsidiary of United Community Financial Corp. ("United Community"). United Community was incorporated under Ohio law in February 1998 by Home Savings and Loan Company of Youngstown, Ohio ("Home Savings"), in connection with the conversion of the Home Savings and Loan Company of Youngstown, Ohio, and is a unitary savings and loan holding company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

Cash and Cash Equivalents: Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Owned and Securities Sold: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis rather than trade date basis is not material.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities-Lending Activities: Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed under the straight-line and accelerated methods, using an estimated useful life of three to ten years. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is less.

Income Taxes: The Parent and its wholly-owned subsidiaries are included in the consolidated tax return of United Community. Consolidated income tax expense was allocated on the basis of each subsidiary's income or loss in relation to consolidated income.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduced deferred tax assets to the amount expected to be realized.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probably and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

Reclassifications: Certain items in the financial statements for 2000 have been reclassified to conform to the 2001 presentation.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have an effect on the Company's financial statements.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers in margin accounts are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31:

	2001		2000	
	Receivable	Payable	Receivable	Payable
Securities borrowed/loaned	$ 1,073,200	$ 6,695,441	$ 91,600	$ 4,212,000
Securities failed-to-deliver/ receive	10,228	706,120	26,798	5,805
Clearing organization receivable/payable	-	238,897	-	136,184
	$ 1,083,428	$ 7,640,458	$ 118,398	$ 4,353,989

(Continued)

NOTE 5 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at quoted market values, as detailed below at December 31:

	2001		2000	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 1,316	$ -	$ 1,173	$ -
State and municipal obligations	1,578,418	-	1,261,547	-
Corporate bonds, debentures, and notes	2,999,198	-	98,312	-
Corporate stocks	1,206,299	1,198,423	-	-
	$5,785,231	$ 1,198,423	$1,361,032	$ -

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

	2001	2000
Furniture and equipment	$ 2,705,424	$ 2,541,726
Leasehold improvements	609,525	618,177
Total furniture, equipment and leasehold Improvements	3,314,949	3,159,903
Less accumulated depreciation and amortization	(2,249,886)	(1,877,458)
Net furniture, equipment and leasehold Improvements	$ 1,065,063	$ 1,282,445

NOTE 7 - SHORT-TERM BORROWINGS

Short-term bank loans outstanding at December 31, 2001 and 2000 bear interest at the federal funds rate plus 1% and are payable on demand. The loans are fully collateralized by marketable securities valued at $7,230,748 and $24,528,080 at December 31, 2001 and 2000. Such collateral includes $5,032,958 and $23,385,837 of customers' margin account securities and $2,197,790 and $1,142,243 of securities owned by the Company at December 31, 2001 and 2000. The interest rate was 2.52% and 6.41% at December 31, 2001 and 2000.

(Continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into commitments resulting from transactions incidental to its securities business.

The Company is a defendant in various lawsuits incidental to its securities business and, in the opinion of management, liability, if any, resulting from such litigation, will not have a material adverse affect on the Company's financial condition.

Aggregate commitments under operating leases for office space with remaining noncancelable terms in excess of one year at December 31, 2001 are as follows:

Year Ending December 31,	
2002	$ 614,671
2003	554,673
2004	451,651
2005	427,079
2006	181,428
2007	32,082
Total minimum lease payments	$ 2,261,584

NOTE 9 - RELATED-PARTY TRANSACTIONS

Trading accounts of directors and officers are included in amounts receivable from and payable to customers since they are subject to normal terms and regulations as to payment and are not significant in the aggregate.

Balances receivable from (payable to) related parties were as follows at December 31:

	2001	2000
Note receivable - Butler Wick Corp.	$ 100,000	$ 100,000
Taxes receivable - Butler Wick Corp.	58,714	-
Receivable from Butler Wick Trust Co.	279,966	147,933
Receivable from Butler Wick Asset Management	1,344	-
Interest receivable - Butler Wick Corp.	17,560	11,394
Payable to Butler Wick Corp.	-	(27,824)
Payable to Butler Wick Trust Co.	-	(6,500)

(Continued)

NOTE 9 - RELATED-PARTY TRANSACTIONS (Continued)

The note receivable from Butler Wick Corp. bears interest at a variable rate and is payable on demand.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2001, the Company had net capital of $7,517,310 which was 34% of aggregate debit balances and $7,083,364 in excess of required minimum net capital.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located primarily in northeastern Ohio and western Pennsylvania.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

(Continued)

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET AND CREDIT RISK (Continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy its obligations to the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments at December 31, 2001 were subsequently settled and had no material affect on financial position.

NOTE 12 - INCOME TAXES

Significant components of the deferred task assets and liabilities at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Retention plan expense	$ 620,178	$ 651,739
Other	350	40,213
Total deferred tax assets	620,528	691,952
Deferred tax liabilities:		
Depreciation	(42,078)	(77,194)
Net deferred tax asset	$ 578,450	$ 614,758

(Continued)

NOTE 13 - RETENTION PLAN

In accordance with the merger between the Parent and United Community, United Community established and funded (into a Rabbi Trust) a $3.7 million retention plan. Participants in the retention plan will become vested in their benefits after five years of service, subject to acceleration in the event of a change in control of United Community or the Parent. If a participant voluntarily leaves the Company, or is terminated for cause, before the expiration of the five-year vesting period, the participant will forfeit all funds in the plan. If a participant dies, becomes disabled or retires at or after age 65 and prior to the expiration of the five-year vesting period, the participant, or the participant's estate, will be entitled to receive the funds allocated to them under the plan, increased for any earnings or reduced for any loss on such funds, at the end of the five-year vesting period. The Company records retention plan expense (benefit) with an offsetting increase (decrease) in additional paid-in capital.